EXHIBIT 99.1

AGRIUM INC.

THIRD QUARTER 2016

NEWS RELEASE

NEWS RELEASE

Agrium Reports Third Quarter Earnings

November 3, 2016 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today its 2016 third quarter results, with a net loss attributable to equity holders of Agrium of $41-million ($0.29 diluted loss per share) compared to net earnings of $101-million ($0.72 diluted earnings per share) in the third quarter of 2015. The reduction in net earnings was driven by lower year-over-year nutrient pricing, low pest and disease pressure in the U.S. which limited the demand for crop protection products and application services this growing season, a delayed harvest across North America related to wet weather, and one-time costs primarily related to the proposed merger with PotashCorp.

Highlights:

•	Third quarter adjusted net loss was $17-million or $0.12 diluted loss per share. Adjusting for non-operational legal costs, guidance relevant earnings would be a loss of $4-million or $0.03 diluted loss per share (see page 2 for adjusted net earnings and guidance relevant earnings reconciliations)[1].

•	We completed several larger retail acquisitions that added 37 locations in North America this quarter alone, bringing our year-to-date total to 70 locations and representing approximately $500-million of expected annual sales. These recent acquisitions added to our costs this quarter, with the benefits expected to be realized starting in 2017.

•	Agrium reported significant progress towards its Operational Excellence initiatives in the third quarter with Wholesale cash selling and general and administrative costs down 26 percent compared to the same period last year. Retail also achieved further cost reductions (excluding acquisitions in 2016) which increased Retail EBITDA[2] to sales from 8 percent to 9 percent and decrease Retail’s cash operating coverage ratio[3] by 2 percentage points on a year-to-date basis.

•	Annual guidance range has been revised to $4.60 to $5.00 diluted earnings per share largely due to wet weather across Western Canada and the eastern U.S. (see page 3 for guidance assumptions and further details).

“Agrium continues to focus on what we can control during these times of market weakness,” commented Chuck Magro, Agrium’s President and CEO. “I am particularly pleased with the results of our operational excellence initiatives. Our focus on growing our Retail business continues, with 70 locations acquired year-to-date, representing approximately $500-million of expected incremental annual sales. Looking out for the rest of the year, we expect solid demand for crop nutrients; however, growers have experienced poor fall weather in Canada and pockets of the U.S. which has impacted harvest progress and ammonia applications,” added Mr. Magro.

“Our proposed merger with PotashCorp is a transformational opportunity to create a world class integrated global supplier of crop inputs and services. This merger creates benefits and opportunities that neither company could achieve on its own and will unlock significant value for shareholders of both companies. By

[1]	Effective tax rate of 27 percent for the third quarter and 28 percent for the first nine months of 2016 were used for the adjusted net earnings, guidance relevant earnings and per share calculations. These are non-IFRS measures which represent net earnings adjusted for certain income (expenses) that are considered to be non-operational in nature. We believe these measures provide meaningful comparison to the earnings of other companies and our guidance by eliminating share-based payments expense (recovery), gains (losses) on foreign exchange and related gains (losses) on non-qualifying derivative hedges and significant non-operating, non-recurring items. These should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS and may not be directly comparable to similar measures presented by other companies.
[2]	Earnings (loss) from operations before finance costs, income taxes, depreciation and amortization.
[3]	This is a non-IFRS measure. Refer to section “Non-IFRS Measures”.

generating meaningful synergies, and producing significant combined cash flows, the new company will be positioned for further growth, while benefiting customers, suppliers, shareholders, communities and other stakeholders,” concluded Mr. Magro.

ADJUSTED NET EARNINGS AND GUIDANCE RELEVANT EARNINGS RECONCILIATIONS

	Three months ended September 30, 2016			Nine months ended September 30, 2016
		Net earnings (loss) impact			Net earnings impact
(millions of U.S. dollars, except per share amounts)	Expense	(post-tax)	Per share (a)	Expense	(post-tax)	Per share (a)
		(39)	(0.29)		529	3.80

Adjustments:
Share-based payments	5	4	0.03	22	16	0.12
Foreign exchange loss net of non-qualifying derivatives	2	1	0.01	10	7	0.05
Merger and related costs	17	12	0.09	17	12	0.09
IT outsourcing costs	7	5	0.04	7	5	0.04

Adjusted net earnings (b)		(17)	(0.12)		569	4.10

Additional items not included in earnings guidance:
Non-operational legal costs	18	13	0.09	18	13	0.09

Guidance relevant earnings (b)		(4)	(0.03)		582	4.19

(a)	Diluted per share information attributable to equity holders of Agrium
(b)	Effective tax rates of 27 percent for the third quarter and 28 for the first nine months of 2016 were used for the adjusted net earnings, guidance relevant earnings and per share calculations.

MARKET OUTLOOK

Agricultural and Crop Input Fundamentals

•	For the third time in four years, the United States Department of Agriculture (USDA) projects record production for both global grain and oilseed production and for U.S. corn and soybeans.

•	Crop prices and grower margins weakened throughout much of the third quarter. While favorable weather supported high yields, growers have been conservative with crop input purchases, which has pressured demand and prices for most crop input products.

•	Despite the expected record production levels, U.S. corn prices have been supported in recent weeks by robust export demand as export sales of corn are up 85 percent compared to prior year levels.

•	U.S. harvest is progressing at a near-average pace signifying a wider fall application season versus the previous three years if weather cooperates. However, the Western Canadian harvest has been stalled by early snowfall and cool temperatures, which may negatively impact fall ammonia demand.

Nitrogen

•	Urea prices were relatively stable in the third quarter, whereas both UAN and ammonia prices declined.

•	In recent weeks urea prices have increased driven by sizeable Indian urea imports and lower than expected export availability out of China. Chinese urea producers’ operating rates have been reduced due to lower global prices and higher costs, resulting from an almost 60 percent increase in Chinese bituminous coal prices.

•	U.S. offshore urea imports are down approximately 65 percent so far in the 2016/17 fertilizer year, as prices were below import parity throughout much of the third quarter. Domestic production has increased, and is expected to increase further in late 2016 and early 2017. However, the reduction in U.S. imports is expected to exceed the growth in domestic supply, and we anticipate a need for increased imports in late 2016 and early 2017.

Potash

•	The signing of potash contracts with buyers in India and China during the third quarter provided increased confidence to potash buyers globally and led to strong demand in order to refill depleted downstream inventories.

•	The emergence of pent-up demand over the past couple of months has tightened the available supply from producers for the remainder of 2016.

•	Brazilian potash imports were up 21 percent year-over-year in the third quarter and are now ahead of the record 2014 pace on a year-to-date basis.

•	We expect demand to continue to be strong for the remainder of 2016, particularly if fall weather allows for a normal fall application season in the U.S. as the past three years have all been below-average due to weather.

Phosphate

•	Weak Indian diammonium phosphate (DAP) imports and recent lack of demand from Brazil have maintained pressure on the phosphate market. While the pace of purchases from India and Pakistan increased in the second half of 2016, it has not been enough to provide support in phosphate markets.

•	While demand has been disappointing, the outlook for the remainder of 2016 and early 2017 is more positive due to reportedly tight phosphate inventories in Brazil and prospects for a year-over-year improvement in U.S. fall demand.

2016 ANNUAL GUIDANCE (TD)

Based on our Market Outlook, Agrium expects to achieve annual diluted earnings per share of $4.60 to $5.00 in 2016 compared to our previous forecast of $5.00 to $5.30. We have lowered our annual guidance range due to the persistent weakness in global nutrient prices, and low demand for crop protection products and application services during the third quarter. Notwithstanding the current weather issues in Western Canada, our outlook for the fourth quarter is predicated upon a strong North American fall season driving high fertilizer application rates.

The lower end of our nitrogen production guidance was increased to 3.6 million tonnes due to higher plant utilization rates while our estimate for potash production was lowered between 2.1 and 2.2 million tonnes.

We are reiterating the range for Retail crop nutrient sales tonnes at between 9.8 million to 10.2 million tonnes while lowering the Retail EBITDA range between $1.07-billion and $1.11-billion.

Our estimates for the Canada/U.S. foreign exchange rate and NYMEX for 2016 have been updated based on current market conditions.

This guidance and updated additional measures and related assumptions are summarized in the table below. Guidance excludes the impact of share-based payments expense (recovery), gains (losses) on foreign exchange and non-qualifying derivative hedges, and merger related costs. Volumetric and earnings estimates assume normal seasonal growing and harvest patterns in the geographies where Agrium operates.

2016 ANNUAL GUIDANCE RANGE AND ASSUMPTIONS

	Annual
	Low	High
Diluted EPS (in U.S. dollars)	$4.60	$5.00
Guidance assumptions:
Wholesale:
Production tonnes:
Nitrogen (millions)	3.6	3.7
Potash (millions)	2.1	2.2
Retail:
EBITDA (millions of U.S. dollars)	$1,070	$1,110
Crop nutrient sales tonnes (millions)	9.8	10.2
Other:
Tax rate	28%	27%
Sustaining capital expenditures (millions of U.S. dollars)	$400	$450
Total capital expenditures (millions of U.S. dollars)	$750	$800
Canada/U.S. foreign exchange rate	$1.31	$1.33
NYMEX gas price ($/MMBtu)	$2.60	$2.40

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 3, 2016

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (MD&A) is prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) and is presented in accordance with International Accounting Standard 34—Interim Financial Reporting. All comparisons of results for the third quarter of 2016 (three months ended September 30, 2016) and for the nine months ended September 30, 2016 are against results for the third quarter of 2015 (three months ended September 30, 2015) and nine months ended September 30, 2015. All dollar amounts refer to United States (U.S.) dollars except where otherwise stated. The financial measures cash operating coverage ratio, cash selling and general and administrative expenses and cash gross margin per tonne used in this MD&A is not prescribed by IFRS. Our method of calculation may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Non-IFRS Financial Measures” of this MD&A for further details, including a reconciliation of such measure to its most directly comparable measure calculated in accordance with IFRS.

The following interim MD&A is as of November 3, 2016 and should be read in conjunction with the Consolidated Interim Financial Statements for the three and nine months ended September 30, 2016 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2015 included in our 2015 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews and, prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. In respect of Forward-Looking Statements, please refer to the section titled “Forward-Looking Statements” in this MD&A.

2016 Third Quarter Operating Results

CONSOLIDATED NET EARNINGS

Financial Overview

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars, except per share amounts and where noted)	2016	2015	Change	% Change	2016	2015	Change	% Change
Sales	2,245	2,524	(279)	(11)	11,385	12,388	(1,003)	(8)
Gross profit	568	696	(128)	(18)	2,647	2,988	(341)	(11)
Expenses	555	505	50	10	1,711	1,696	15	1
Earnings before finance costs and income taxes	13	191	(178)	(93)	936	1,292	(356)	(28)
Net (loss) earnings	(39)	99	(138)	(139)	529	788	(259)	(33)
Diluted (loss) earnings per share	(0.29)	0.72	(1.01)	(140)	3.80	5.52	(1.72)	(31)
Effective tax rate (%)	27	27	—	N/A	28	29	(1)	N/A

Sales and Gross Profit

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2016	2015	Change	2016	2015	Change
Sales
Retail	1,857	2,011	(154)	9,938	10,434	(496)
Wholesale	518	673	(155)	2,049	2,714	(665)
Other	(130)	(160)	30	(602)	(760)	158

	2,245	2,524	(279)	11,385	12,388	(1,003)

Gross profit
Retail	482	494	(12)	2,163	2,129	34
Wholesale	84	218	(134)	438	861	(423)
Other	2	(16)	18	46	(2)	48

	568	696	(128)	2,647	2,988	(341)

•	Retail’s sales decreased in the third quarter and first nine months of 2016 primarily as a result of lower crop nutrient selling prices despite increased sales volumes. Lower crop protection product sales in the U.S. also contributed to the decrease in the third quarter.

•	Despite lower sales, Retail’s gross profit was higher for the first nine months of 2016 due to increases in higher-margin proprietary product sales and total crop protection products. Retail’s gross profit for the third quarter of 2016 decreased due to lower crop protection product sales.

•	Wholesale’s sales and gross profit decreased in the third quarter and first nine months compared to the same periods of last year primarily due to lower market prices for all products.

Expenses

•	Our share-based payments expense increased by $20-million and decreased by $14-million in the third quarter and first nine months of 2016, respectively, compared to the same periods last year due to the movements in our share price.

•	Earnings from associates and joint ventures increased in the third quarter and first nine months of 2016 compared to the same periods last year as a result of higher urea sales, increased plant efficiency in Profertil S.A. (“Profertil”) and lower natural gas costs. For the first nine months of 2016, we also recorded an increase in earnings from our share of Profertil’s reversal of a gas tariff provision of $21-million, which was partially offset by a $6-million loss related to our share of the losses in Canpotex Limited (“Canpotex”) from its cancellation of a project to build an export terminal in British Columbia.

•	We incurred costs related to our proposed merger with Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and merger and related costs aggregating to $17-million and legal settlements and fees of $18-million. These were recorded in the third quarter of 2016.

•	We completed the sale of our non-core Purchase for Resale terminals resulting in a gain on sale of assets of $38-million in the first quarter of 2015.

•	For further breakdown on Other expenses see table provided below:

Other expenses breakdown

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2016	2015	Change	2016	2015	Change
Loss on foreign exchange and related derivatives	2	13	(11)	10	13	(3)
Interest income	(20)	(19)	(1)	(49)	(52)	3
Gain on sale of assets	—	—	—	—	(38)	38
Environmental remediation and asset retirement obligations	4	6	(2)	9	15	(6)
Bad debt expense (recovery)	3	(4)	7	32	28	4
Potash profit and capital tax	2	3	(1)	10	13	(3)
Merger and related costs	17	6	11	17	17	—
Litigation settlements and related fees	18	3	15	18	4	14
Other	21	—	21	62	1	61

	47	8	39	109	1	108

Depreciation and Amortization

Depreciation and amortization breakdown

	Three months ended September 30,
	2016				2015
(millions of U.S. dollars)	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	2	67	2	71	2	62	1	65

Wholesale
Nitrogen	16	—	—	16	15	—	1	16
Potash	22	—	—	22	16	—	—	16
Phosphate	17	—	—	17	13	—	—	13
Wholesale Other (a)	2	—	—	2	2	—	—	2

	57	—	—	57	46	—	1	47
Other	—	—	4	4	—	—	3	3

Total	59	67	6	132	48	62	5	115

	Nine months ended September 30,
	2016				2015
(millions of U.S. dollars)	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	5	197	4	206	5	180	3	188

Wholesale
Nitrogen	52	—	—	52	53	—	1	54
Potash	73	—	—	73	43	—	—	43
Phosphate	40	—	—	40	37	—	—	37
Wholesale Other (a)	9	—	1	10	10	—	2	12

	174	—	1	175	143	—	3	146
Other	—	—	10	10	—	—	11	11

Total	179	197	15	391	148	180	17	345

(a)	This includes product purchased for resale, ammonium sulfate, Environmentally Smart Nitrogen® (ESN) and other products.

•	Depreciation and amortization expense increased in third quarter and first nine months of 2016 as we increased our sales volumes from the ramp-up of production at our Vanscoy potash facility for which we calculate such expense on a units of production basis, and from additional depreciation and amortization from our Retail acquisitions.

Effective Tax Rate

•	The effective tax rate is 27 percent for both the third quarter of 2016 and 2015. The effective tax rate of 28 percent for the first nine months of 2016 is lower than the tax rate of 29 percent for the same period last year due to an increase in earnings from associates and joint ventures which are reported net of income tax.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended September 30,
(millions of U.S. dollars)	2016	2015	Change
Sales	1,857	2,011	(154)
Cost of product sold	1,375	1,517	(142)
Gross profit	482	494	(12)
EBITDA	101	129	(28)
Selling and general and administrative expenses	469	462	7

•	Retail reported lower gross profit and EBITDA[1] than the prior year period. Most of the reduction was due to reduced demand for crop protection products and associated application services in the U.S. due to minimal pest pressure from insects or disease and the excellent crop conditions. Results were also impacted by wet weather across much of North America towards the end of the quarter which delayed harvest and impacted nutrient applications in some regions.

•	Total Retail selling and general and administrative expenses were up $7-million from the third quarter of last year; however, such expenses were down by $5-million on a cash basis, after adjusting for costs associated with the acquired retail locations in 2016. Our cash operating coverage ratio also improved by two percentage points on a rolling four quarter basis over the same period last year due to our continued focus on cost reduction.

•	In North America, U.S. operations experienced challenging market conditions during the quarter, with tight grower economics, high crop yields and minimal pest pressure resulting in substantially less crop protection products used. U.S. EBITDA was down $66-million in the third quarter over the same period last year. Our Canadian operations reported stronger results this quarter as EBITDA improved by $13-million due to solid demand for crop protection products and reduced selling and general and administrative expenses.

•	Internationally, South American EBITDA increased by $9-million due to strong crop nutrient and crop protection product gross profit as the improved political and economic environment in Argentina continues to support the agriculture industry. In Australia, EBITDA more than doubled compared to the same period last year primarily on strong gross profit from crop protection products and application services.

[1]	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

Retail sales and gross profit by product line

	Three months ended September 30,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2016	2015	Change	2016	2015	Change	2016	2015
Crop nutrients	502	582	(80)	118	113	5	24	19
Crop protection products	983	1,040	(57)	226	234	(8)	23	23
Seed	59	60	(1)	22	26	(4)	37	43
Merchandise	175	166	9	29	25	4	17	15
Services and other	138	163	(25)	87	96	(9)	63	59

Crop nutrients

•	Total crop nutrient sales were 14 percent lower this quarter compared to the same period last year due to significantly lower prices across all nutrients.

•	Total crop nutrient volumes were higher by 4 percent this quarter compared to the same period last year as higher volumes in South America and Canada more than offset lower volumes in the U.S. Wet weather across much of North America towards the end of the quarter delayed harvest and impacted nutrient applications in some regions. On a year-to-date basis, total crop nutrient volumes were slightly higher than last year with increased volumes in South America and the U.S.

•	Total crop nutrient gross profit was 4 percent higher this quarter due to lower costs per tonne in all jurisdictions, which more than offset the lower selling prices. North American nutrient margin per tonne was comparable to the same period last year, despite average nutrient selling prices being 18 percent lower this year. As a result, gross profit as a percentage of sales rose to 24 percent this period compared to 19 percent in the third quarter of 2015.

Crop protection products

•	Total crop protection product sales were down 5 percent in the quarter, as historically high crop condition ratings and high yields in North America, as well as limited pest and disease pressures combined to reduce the demand for crop protection products.

•	Crop protection product margins as a percentage of sales this quarter were consistent with last year’s levels, supported by lower cost of goods sold, and an increase in the proportion of proprietary product sales this period.

•	Proprietary crop protection product sales as a percentage of total crop protection product sales reached 24 percent this quarter, up 2 percentage points over the same period last year.

Seed

•	Seed sales were comparable to the same period last year, although seed sales are generally low in the third quarter as few major crops are being planted during the period.

•	Total seed margins as a percentage of sales this quarter decreased 6 percentage points compared to the same period last year. The decrease was primarily due to a shift in regional mix in sales, with lower sales in the U.S. and an increase in lower margin sales in our International operations, as well as timing of rebates.

Merchandise

•	Merchandise sales increased 5 percent and gross profit as a percentage of sales increased 2 percent compared to the same period last year, primarily due to an increase in higher margin ag-equipment sales in Canada.

Services and other

•	Sales for services and other was down 15 percent this quarter due to the reduced demand for crop protection products, and the subsequent reduction in demand for application services.

Wholesale

	Three months ended September 30,
(millions of U.S. dollars, except where noted)	2016	2015	Change
Sales	518	673	(155)
Sales volumes (tonnes 000’s)	1,792	1,667	125
Cost of product sold	434	455	(21)
Gross profit	84	218	(134)
EBITDA	118	221	(103)
Expenses	23	44	(21)

•	Lower global fertilizer prices across all nutrients resulted in total sales being down year-over-year. Lower sales were partially offset by a reduction in fixed costs as a result of our ongoing cost review process and lower natural gas costs this quarter compared to the same period last year.

Wholesale NPK product information

	Three months ended September 30,
	Nitrogen			Potash			Phosphate
	2016	2015	Change	2016	2015	Change	2016	2015	Change
Gross profit (U.S. dollar millions)	59	130	(71)	1	42	(41)	11	31	(20)
Sales volumes (tonnes 000’s)	739	760	(21)	496	384	112	278	269	9
Selling price ($/tonne)	291	388	(97)	178	279	(101)	478	629	(151)
Cost of product sold ($/tonne)	212	217	(5)	175	171	4	439	514	(75)
Gross margin ($/tonne)	79	171	(92)	3	108	(105)	39	115	(76)

Nitrogen

•	Nitrogen gross profit was down 55 percent compared to the same period last year primarily due to significantly lower benchmark nitrogen prices, partially offset by lower overall fixed costs and input costs.

•	Sales volumes were lower than the same period last year primarily due to delayed ammonia fall applications this quarter and outages at our Redwater and Carseland nitrogen facilities.

•	Realized selling prices per tonne were down 25 percent compared to the same period last year due to lower global benchmark nitrogen prices.

•	Cost of product sold per tonne was 2 percent lower than the same period last year due to lower overall fixed costs and lower natural gas prices.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended September 30,
(U.S. dollars per MMBtu)	2016	2015
Overall gas cost excluding realized derivative impact	2.05	2.43
Realized derivative impact	0.28	(0.04)
Overall gas cost	2.33	2.39
Average NYMEX	2.78	2.77
Average AECO	1.69	2.16

Potash

•	Potash gross profit in the third quarter declined 98 percent compared to the same period last year due to downward pressure on potash benchmark prices. As a result, gross margin was $3 per tonne for the quarter and on a cash-basis, margins were $47 per tonne.

•	Lower realized selling prices were partly offset by higher sales volumes this year. Sales volumes in the third quarter were 29 percent higher than the same period last year as prior year volumes were reduced as the ramp-up of our Vanscoy potash facility expansion was not fully operational. International sales volumes were 26 percent higher than the third quarter of last year primarily due to Agrium’s higher Canpotex allocation in 2016.

•	Realized selling prices have contracted sharply over the past year with international selling prices down 39 percent period-over-period and a decline of 35 percent in North American markets.

•	Cost of product sold per tonne was slightly higher than the same period last year due to a longer than usual turnaround this quarter.

Phosphate

•	Phosphate gross profit was 65 percent lower than the same period last year primarily due to significantly lower selling prices. Higher sales volumes and lower cost of product sold per tonne partially offset the impact from the decline in prices.

•	Cost of product sold per tonne was down 15 percent compared to the same period last year due to favorable freight expense adjustments and lower ammonia input costs.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended September 30,
(millions of U.S. dollars)	2016	2015	Change
Ammonium sulfate	9	10	(1)
ESN	6	6	—
Product purchased for resale	—	2	(2)
Other	(2)	(3)	1

	13	15	(2)

•	Gross profit from Wholesale Other was slightly lower than the same period last year primarily due to lower realized selling prices for all Other products, partially offset by lower input costs.

Expenses

•	Wholesale expenses decreased by $21-million in the current quarter due to reduced selling and general and administrative costs and increased earnings from our equity investments. Selling and general and administrative costs were $6-million lower, or a 30 percent reduction compared to the same period last year as a result of on-going operational excellence initiatives.

•	Earnings from equity investments increased $14-million compared to the same period last year, primarily relating to our investment in Profertil. The increase was driven by a more positive agricultural environment in Argentina, lower production costs resulting from plant efficiencies and lower natural gas costs.

Other

EBITDA for our Other non-operating business unit for the third quarter of 2016 had a net expense of $74-million, compared to net expense of $44-million for the third quarter of 2015. The variance was primarily due to:

•	merger and related costs of $17-million

•	an increase of $20-million in share-based payments expense as a result of an increase in our share price

•	litigation settlements and related fees of $18-million

•	partially offset by an $18-million increase in gross profit recovery as a result of higher intersegment inventory held at the end of the third quarter of 2016

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the nine months ended September 30, 2016 compared to December 31, 2015.

(millions of U.S. dollars, except where noted)	September 30, 2016	December 31, 2015	$ Change	% Change	Explanation of the change in the balance
Current assets
Cash and cash equivalents	311	515	(204)	(40%)	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	2,962	2,053	909	44%	Seasonal sales activity for Retail resulted in higher Retail trade and vendor rebates receivable.

Income taxes receivable	52	4	48	1,200%	Canadian tax installments paid exceeded the Canadian tax provision for the first nine months.

Inventories	2,666	3,314	(648)	(20%)	Inventory drawdown due to seasonal sales activity.

Prepaid expenses and deposits	133	688	(555)	(81%)	Drawdown of prepaid inventory where Retail typically prepays for product at year end and takes possession of inventory throughout the year.

Other current assets	132	144	(12)	(8%)	—

Current liabilities
Short-term debt	1,740	835	905	108%	Increased financing for working capital requirements.

Accounts payable	2,938	3,919	(981)	(25%)	Drawdown in customer prepayments during the spring application season and reductions in trade payables as the third quarter is typically a low point for product purchasing.

Income taxes payable	3	82	(79)	(96%)	2015 tax accrual was paid.

Current portion of long-term debt	110	8	102	1,275%	Increase relates to $100-million 7.7 percent debentures due in 2017.

Current portion of other provisions	67	85	(18)	(21%)	—

Working capital	1,398	1,789	(391)	(22%)

LIQUIDITY AND CAPITAL RESOURCES

Agrium generally expects that it will be able to meet its working capital requirements, capital resource needs and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper, and borrowings from our credit facilities, as well as long-term debt and equity capacity from the capital markets.

As of September 30, 2016, we have sufficient current assets to meet our current liabilities.

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Nine months ended September 30,
(millions of U.S. dollars)	2016	2015	Change
Cash provided by operating activities	205	570	(365)
Cash used in investing activities	(877)	(1,182)	305
Cash provided by financing activities	526	484	42
Effect of exchange rate changes on cash and cash equivalents	(58)	33	(91)

Decrease in cash and cash equivalents	(204)	(95)	(109)

Cash provided by operating activities

•       Lower net earnings primarily due to lower realized selling prices for all products in our Wholesale business unit, partially offset by lower cost of crop nutrient inventory purchases in our Retail business unit.

•       $196-million decrease in cash resulting from larger amount of taxes paid in the first nine months of 2016 compared to 2015.

•       $62-million decrease in cash due to higher interest payments made in the first nine months of 2016 resulting from the timing of interest paid on debt.

Cash used in investing activities	• Lower capital expenditures compared to the first nine months of 2015 due to decreased spending on our Vanscoy potash facility and Borger expansion project.

Cash provided by financing activities

•       Higher cash provided by financing as a result of not undertaking any share repurchase activity in the first nine months of 2016 versus $559-million cash outflow for share repurchases made in the first nine months of 2015. The increase in cash flows resulting from the reduction in share repurchase activity was partially offset by $514-million reduction in cash inflows related to short-term and long-term financing draws in the first nine months of 2016.

Capital Spending and Expenditures (a)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Retail
Sustaining	13	11	88	103
Investing	10	8	29	25

	23	19	117	128
Acquisitions (b)	141	1	316	85

	164	20	433	213

Wholesale
Sustaining	55	72	206	199
Investing	67	77	222	578

	122	149	428	777

Other
Sustaining	1	1	3	3
Investing	1	1	3	2

	2	2	6	5

Total
Sustaining	69	84	297	305
Investing	78	86	254	605

	147	170	551	910
Acquisitions (b)	141	1	316	85

	288	171	867	995

(a)	This excludes capitalized borrowing costs.
(b)	This represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

•	Our investing capital expenditures decreased in the third quarter and first nine months of 2016 compared to the same periods last year due to the ramp-up of our Vanscoy potash facility in the third quarter and first nine months of 2015 combined with decreased spending on the Borger project in 2016.

•	We completed the acquisitions of 16 farm centers located in the provinces of Alberta and Saskatchewan from Andrukow Group Solutions Inc. and 18 farm centers located across the northern U.S. Cornbelt region from Cargill AgHorizons (U.S.) in September 2016.

•	We expect Agrium’s capital expenditures for the remainder of 2016 to approximate $200-million to $250-million. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $2-billion at September 30, 2016 is outlined in note 5 of our Summarized Notes to the Consolidated Financial Statements.

•	Our short-term debt increased by $905-million during the first nine months of 2016, which in turn contributed to a decrease in our unutilized short-term financing capacity to $1.1-billion at September 30, 2016.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at September 30, 2016. Our ability to comply with these covenants has not changed since December 31, 2015.

PROPOSED MERGER WITH POTASHCORP

Agrium and PotashCorp entered into an arrangement agreement dated September 11, 2016 (the “Agreement”), under which the companies will combine in a merger of equals into a newly incorporated parent entity to be formed to manage and hold the combined businesses of both Agrium and PotashCorp. The Agreement will be implemented by a proposed plan of arrangement (the “Arrangement”). The Arrangement is anticipated to be completed in mid-2017, subject to customary closing conditions, including receipt of regulatory and court approvals and approvals by Agrium securityholders and PotashCorp shareholders.

Refer to note 6 of our Summarized Notes to the Consolidated Financial Statements and Agrium and PotashCorp’s joint proxy circular, dated October 3, 2016 filed on SEDAR on October 6, 2016 (the “Joint Proxy Circular”) for further information.

SHARE REPURCHASES

We have approval from the Toronto Stock Exchange (TSX) to purchase for cancellation on the TSX or New York Stock Exchange an aggregate of 6,908,450 common shares (5 percent) of our outstanding shares. Repurchases may be made under a Normal Course Issuer Bid (NCIB) approved by the TSX until February 18, 2017. Pursuant to the Agreement we are restricted from purchasing our outstanding shares prior to completion of the Arrangement.

There were no shares repurchased under the NCIB for the first nine months of 2016 or the period from October 1, 2016 to November 2, 2016.

Shareholders can obtain a copy of the NCIB notice submitted to the TSX from Agrium without charge upon request.

OUTSTANDING SHARE DATA

Agrium had 138,175,400 outstanding shares at October 28, 2016. At October 28, 2016, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 937,528.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars,	2016	2016	2016	2015	2015	2015	2015	2014
except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	2,245	6,415	2,725	2,407	2,524	6,992	2,872	2,705
Gross profit	568	1,525	554	900	696	1,708	584	732
Net earnings (loss) from continuing operations	(39)	565	3	200	99	675	14	70
Net loss from discontinued operations	—	—	—	—	—	—	—	(19)
Net earnings (loss)	(39)	565	3	200	99	675	14	51
Earnings (loss) per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	(0.29)	4.08	0.02	1.45	0.72	4.71	0.08	0.46
Loss per share from discontinued operations attributable to equity holders of Agrium:
Basic and diluted	—	—	—	—	—	—	—	(0.13)
Earnings (loss) per share attributable to equity holders of Agrium:
Basic and diluted	(0.29)	4.08	0.02	1.45	0.72	4.71	0.08	0.33
Dividends declared	120	122	121	121	120	125	112	112
Dividends declared per share	0.875	0.875	0.875	0.875	0.875	0.875	0.780	0.780

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

NON-IFRS FINANCIAL MEASURES

Financial measures that are not specified, defined or determined under IFRS are non-IFRS measures unless they are presented in our Consolidated Financial Statements. The following table outlines our non-IFRS financial measures, their definitions and why management uses the measures.

Non-IFRS financial measure	Definition	Why we use the measure and why it is useful to investors
Cash operating coverage ratio	Cash operating coverage ratio represents gross profit excluding depreciation and amortization less EBITDA, divided by gross profit excluding depreciation and amortization.	Assists management and investors in understanding the costs and underlying economics of our operations and in assessing our operating performance and our ability to generate free cash flow from our business units and overall as a company.
Cash gross margin per tonne, cash selling and general and administrative expenses	Selected financial measures excluding depreciation and amortization

Retail cash operating coverage ratio

	Rolling four quarters ended September 30,
(millions of U.S. dollars, except as noted)	2016	2015
Gross profit	2,762	2,743
Depreciation and amortization in cost of product sold	6	6

Gross profit excluding depreciation and amortization	2,768	2,749
EBITDA	1,088	1,015

Operating expenses excluding depreciation and amortization	1,680	1,734

Cash operating coverage ratio (%)	61	63

Wholesale potash cash gross margin per tonne

Three months ended September 30, 2016
(millions of U.S. dollars)
Potash gross margin per tonne	3
Depreciation and amortization in cost of product sold per tonne	44

Potash cash gross margin per tonne	47

Cash selling and general and administrative expenses

	Three months ended September 30,
	2016	2015	2016	2015	2016	2015
(millions of U.S. dollars)	Retail		Wholesale		Consolidated
Selling	443	437	7	9	446	441
Depreciation and amortization in selling expense	67	62	—	—	67	62

Cash selling	376	375	1	9	379	379

General and administrative	26	25	7	11	60	61
Depreciation and amortization in general and administrative	2	1	—	1	6	5

Cash general and administrative	24	24	2	10	54	56

CRITICAL ACCOUNTING ESTIMATES

We prepare our Consolidated Financial Statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2015 annual MD&A, which is contained in our 2015 Annual Report. Since the date of our 2015 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Consolidated Financial Statements for the three and nine months ended September 30, 2016 are the same as those applied in our audited annual financial statements in our 2015 Annual Report.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 63 — 66 in our 2015 annual MD&A and under the heading “Risk Factors” on pages 23 — 34 in our Annual Information Form for the year ended December 31, 2015 has not changed materially since December 31, 2015. There are various risks associated with the Arrangement. See the heading “Risk Factors Related to the Arrangement” in the Joint Proxy Circular.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the three months ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2015 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: updated 2016 annual guidance, including expectations regarding our diluted earnings per share; capital spending expectations for the remainder of 2016; expectations regarding performance of our business segments in 2016; expectations regarding completion of previously announced acquisitions; our market outlook for the remainder of 2016, including nitrogen, potash and phosphate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; and the proposed Arrangement, including timing of completion thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2016 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach; the receipt, on a timely basis, of regulatory, stock exchange, shareholder and Canadian final court approval in respect of the proposed Arrangement and satisfaction of other closing conditions relating to the Arrangement. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2015 annual MD&A and under the heading “Market Outlook” in this document, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt; the risk of additional capital expenditure cost escalation or delays in respect of our Borger nitrogen expansion project and the ramp-up of production following the tie-in of our Vanscoy potash expansion project; the risks that are inherent in the nature of the Arrangement, including the failure to satisfy all regulatory conditions or obtain required regulatory, court and securityholder approvals (or to do so in a timely manner) and failure to satisfy all other closing conditions in accordance with the terms of the Agreement, in a timely manner and on favourable terms or at all; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2015 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2015 annual MD&A.

The purpose of our expected diluted earnings per share guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major global producer and distributor of agricultural products, services and solutions. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over nine million tonnes and with significant competitive advantages across our product lines. We supply key products and services directly to growers, including crop nutrients, crop protection, seed, as well as agronomic and application services, thereby helping growers to meet the ever growing global demand for food and fiber. Agrium retail-distribution has an unmatched network of over 1,400 facilities and over 3,800 crop consultants who provide advice and products to our grower customers to help them increase their yields and returns on hundreds of different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled-release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com.

A WEBSITE SIMULCAST of the 2016 3rd Quarter Conference Call will be available in a listen-only mode beginning Thursday, November 3rd, 2016 at 8:00 a.m. MT (10:00 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, unless otherwise stated)	Notes	2016	2015	2016	2015
Sales		2,245	2,524	11,385	12,388
Cost of product sold		1,677	1,828	8,738	9,400

Gross profit		568	696	2,647	2,988
Expenses
Selling		446	441	1,434	1,456
General and administrative		60	61	177	194
Share-based payments		5	(15)	22	36
(Earnings) loss from associates and joint ventures		(3)	10	(31)	9
Other expenses	4	47	8	109	1

Earnings before finance costs and income taxes		13	191	936	1,292
Finance costs related to long-term debt		51	41	153	128
Other finance costs		15	14	53	51

(Loss) earnings before income taxes		(53)	136	730	1,113
Income taxes		(14)	37	201	325

Net (loss) earnings		(39)	99	529	788

Attributable to
Equity holders of Agrium		(41)	101	525	787
Non-controlling interest		2	(2)	4	1

Net (loss) earnings		(39)	99	529	788

Earnings per share attributable to equity holders of Agrium
Basic and diluted (loss) earnings per share		(0.29)	0.72	3.80	5.52
Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)		138	141	138	143

See accompanying notes.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on November 2, 2016. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2015 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2015 Annual Report.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
(millions of U.S. dollars)	Notes	2016	2015	2016	2015
Net (loss) earnings		(39)	99	529	788
Other comprehensive (loss) income
Items that are or may be reclassified to earnings
Cash flow hedges	3
Effective portion of changes in fair value		(6)	(10)	(12)	(30)
Deferred income taxes		1	3	4	8
Share of comprehensive income (loss) of associates and joint ventures		1	(2)	2	(7)
Foreign currency translation
(Losses) gains		—	(294)	153	(532)
Reclassifications to earnings		—	—	—	1

		(4)	(303)	147	(560)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses		(1)	—	(25)	—
Deferred income taxes		—	—	7	1

		(1)	—	(18)	1

Other comprehensive (loss) income		(5)	(303)	129	(559)

Comprehensive (loss) income		(44)	(204)	658	229

Attributable to
Equity holders of Agrium		(46)	(205)	654	226
Non-controlling interest		2	1	4	3

Comprehensive (loss) income		(44)	(204)	658	229

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Unaudited)

		September 30,		December 31,
(millions of U.S. dollars)	Notes	2016	2015	2015
Assets
Current assets
Cash and cash equivalents		311	753	515
Accounts receivable		2,962	2,927	2,053
Income taxes receivable		52	12	4
Inventories		2,666	2,759	3,314
Prepaid expenses and deposits		133	165	688
Other current assets		132	148	144

		6,256	6,764	6,718
Property, plant and equipment		6,935	6,274	6,333
Intangibles		638	635	632
Goodwill		2,033	1,995	1,980
Investments in associates and joint ventures		624	574	607
Other assets		56	65	54
Deferred income tax assets		38	55	53

		16,580	16,362	16,377

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	5	1,740	1,782	835
Accounts payable		2,938	2,923	3,919
Income taxes payable		3	59	82
Current portion of long-term debt		110	11	8
Current portion of other provisions		67	82	85

		4,858	4,857	4,929
Long-term debt		4,400	4,517	4,513
Post-employment benefits		163	139	124
Other provisions		332	342	336
Other liabilities		64	81	85
Deferred income tax liabilities		434	420	383

		10,251	10,356	10,370

Shareholders’ equity
Share capital		1,764	1,756	1,757
Retained earnings		5,677	5,444	5,533
Accumulated other comprehensive loss		(1,118)	(1,198)	(1,287)

Equity holders of Agrium		6,323	6,002	6,003
Non-controlling interest		6	4	4

Total equity		6,329	6,006	6,007

		16,580	16,362	16,377

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Operating
Net (loss) earnings	(39)	99	529	788
Adjustments for
Depreciation and amortization	132	115	391	345
(Earnings) loss from associates and joint ventures	(3)	10	(31)	9
Share-based payments	5	(15)	22	36
Unrealized loss (gain) on derivative financial instruments	14	(6)	36	7
Unrealized foreign exchange loss (gain)	21	(13)	(20)	(23)
Interest income	(20)	(19)	(49)	(52)
Finance costs	66	55	206	179
Income taxes	(14)	37	201	325
Other	(2)	(3)	(3)	(22)
Interest received	21	21	50	54
Interest paid	(83)	(71)	(223)	(161)
Income taxes paid	(112)	(92)	(277)	(81)
Dividends from associates and joint ventures	46	—	48	2
Net changes in non-cash working capital	(265)	(344)	(675)	(836)

Cash (used in) provided by operating activities	(233)	(226)	205	570

Investing
Business acquisitions, net of cash acquired	(141)	(1)	(316)	(85)
Capital expenditures	(147)	(170)	(551)	(910)
Capitalized borrowing costs	(6)	(14)	(18)	(37)
Purchase of investments	(20)	(25)	(61)	(110)
Proceeds from sale of investments	14	20	78	65
Proceeds from sale of property, plant and equipment	4	23	14	77
Other	(10)	(4)	(18)	7
Net changes in non-cash working capital	3	(97)	(5)	(189)

Cash used in investing activities	(303)	(268)	(877)	(1,182)

Financing
Short-term debt	682	1,156	904	418
Long-term debt issued	—	—	—	1,000
Transaction costs on long-term debt	—	—	—	(14)
Repayment of long-term debt	(10)	(2)	(16)	(17)
Dividends paid	(121)	(122)	(362)	(345)
Shares issued	—	—	—	1
Shares repurchased	—	(459)	—	(559)

Cash provided by financing activities	551	573	526	484

Effect of exchange rate changes on cash and cash equivalents	(11)	27	(58)	33

Increase (decrease) in cash and cash equivalents	4	106	(204)	(95)
Cash and cash equivalents – beginning of period	307	647	515	848

Cash and cash equivalents – end of period	311	753	311	753

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

				Other comprehensive income (loss)
(millions of U.S. dollars, except per share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2014	144	1,821	5,502	(27)	(11)	(605)	(643)	6,680	7	6,687

Net earnings	—	—	787	—	—	—	—	787	1	788
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	1	—	—	—	—	1	—	1
Other	—	—	—	(22)	(7)	(533)	(562)	(562)	2	(560)

Comprehensive income (loss), net of tax	—	—	788	(22)	(7)	(533)	(562)	226	3	229
Dividends ($2.53 per share)	—	—	(357)	—	—	—	—	(357)	—	(357)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(6)	(6)
Shares repurchased	(6)	(70)	(489)	—	—	—	—	(559)	—	(559)
Share-based payment transactions	—	5	—	—	—	—	—	5	—	5
Reclassification of cash flow hedges, net of tax	—	—	—	7	—	—	7	7	—	7

September 30, 2015	138	1,756	5,444	(42)	(18)	(1,138)	(1,198)	6,002	4	6,006

December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007

Net earnings	—	—	525	—	—	—	—	525	4	529
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(18)	—	—	—	—	(18)	—	(18)
Other	—	—	—	(8)	2	153	147	147	—	147

Comprehensive income (loss), net of tax	—	—	507	(8)	2	153	147	654	4	658
Dividends ($2.625 per share)	—	—	(363)	—	—	—	—	(363)	—	(363)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(2)	(2)
Share-based payment transactions	—	7	—	—	—	—	—	7	—	7
Reclassification of cash flow hedges, net of tax	—	—	—	22	—	—	22	22	—	22

September 30, 2016	138	1,764	5,677	(42)	(15)	(1,061)	(1,118)	6,323	6	6,329

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:

•	North America: including the United States and Canada

•	International: including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta and Texas

•	Potash: Mining and processing in Saskatchewan

•	Phosphate: Mining and production facilities in Alberta and Idaho

•	Wholesale Other: Purchasing and reselling crop nutrient products from other suppliers to customers in the Americas and Europe; producing blended crop nutrients and Environmentally Smart Nitrogen® (ESN) polymer-coated nitrogen crop nutrients; and operations of joint ventures and associates

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended September 30,
	2016				2015
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	1,849	396	—	2,245	2,006	518	—	2,524
- inter-segment	8	122	(130)	—	5	155	(160)	—

Total sales	1,857	518	(130)	2,245	2,011	673	(160)	2,524
Cost of product sold	1,375	434	(132)	1,677	1,517	455	(144)	1,828

Gross profit	482	84	2	568	494	218	(16)	696

Gross profit (%)	26	16		25	25	32		28

Expenses
Selling	443	7	(4)	446	437	9	(5)	441
General and administrative	26	7	27	60	25	11	25	61
Share-based payments	—	—	5	5	—	—	(15)	(15)
Loss (earnings) from associates and joint ventures	2	(5)	—	(3)	1	9	—	10
Other (income) expenses	(19)	14	52	47	(33)	15	26	8

Earnings (loss) before finance costs and income taxes	30	61	(78)	13	64	174	(47)	191
Finance costs	—	—	66	66	—	—	55	55

Earnings (loss) before income taxes	30	61	(144)	(53)	64	174	(102)	136
Depreciation and amortization	71	57	4	132	65	47	3	115
Finance costs	—	—	66	66	—	—	55	55

EBITDA (b)	101	118	(74)	145	129	221	(44)	306

(a)	Includes inter-segment eliminations.
(b)	EBITDA is earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information by business unit	Nine months ended September 30,
	2016				2015
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	9,907	1,478	—	11,385	10,410	1,978	—	12,388
- inter-segment	31	571	(602)	—	24	736	(760)	—

Total sales	9,938	2,049	(602)	11,385	10,434	2,714	(760)	12,388
Cost of product sold	7,775	1,611	(648)	8,738	8,305	1,853	(758)	9,400

Gross profit	2,163	438	46	2,647	2,129	861	(2)	2,988

Gross profit (%)	22	21		23	20	32		24

Expenses
Selling	1,423	23	(12)	1,434	1,440	29	(13)	1,456
General and administrative	76	23	78	177	83	27	84	194
Share-based payments	—	—	22	22	—	—	36	36
(Earnings) loss from associates and joint ventures	(5)	(27)	1	(31)	(3)	12	—	9
Other (income) expenses	(14)	59	64	109	(37)	7	31	1

Earnings (loss) before finance costs and income taxes	683	360	(107)	936	646	786	(140)	1,292
Finance costs	—	—	206	206	—	—	179	179

Earnings (loss) before income taxes	683	360	(313)	730	646	786	(319)	1,113
Depreciation and amortization	206	175	10	391	188	146	11	345
Finance costs	—	—	206	206	—	—	179	179

EBITDA	889	535	(97)	1,327	834	932	(129)	1,637

(a)	Includes inter-segment eliminations.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended September 30,
	2016			2015
	North America	International	Retail (a)	North America	International	Retail
Sales - external	1,398	451	1,849	1,582	424	2,006
- inter-segment	8	—	8	5	—	5

Total sales	1,406	451	1,857	1,587	424	2,011
Cost of product sold	1,047	328	1,375	1,184	333	1,517

Gross profit	359	123	482	403	91	494
Expenses
Selling	358	85	443	362	75	437
General and administrative	19	7	26	17	8	25
Loss from associates and joint ventures	2	—	2	1	—	1
Other income	(14)	(5)	(19)	(30)	(3)	(33)

(Loss) earnings before income taxes	(6)	36	30	53	11	64
Depreciation and amortization	65	6	71	59	6	65

EBITDA	59	42	101	112	17	129

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $5-million and EBITDA of $5-million.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Nine months ended September 30,
	2016			2015
	North America	International	Retail (a)	North America	International	Retail
Sales - external	8,233	1,674	9,907	8,760	1,650	10,410
- inter-segment	31	—	31	24	—	24

Total sales	8,264	1,674	9,938	8,784	1,650	10,434
Cost of product sold	6,446	1,329	7,775	6,973	1,332	8,305

Gross profit	1,818	345	2,163	1,811	318	2,129
Expenses
Selling	1,179	244	1,423	1,196	244	1,440
General and administrative	54	22	76	57	26	83
Earnings from associates and joint ventures	(4)	(1)	(5)	(2)	(1)	(3)
Other expenses (income)	8	(22)	(14)	(18)	(19)	(37)

Earnings before income taxes	581	102	683	578	68	646
Depreciation and amortization	189	17	206	168	20	188

EBITDA	770	119	889	746	88	834

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $9-million and EBITDA of $9-million.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended September 30,
	2016					2015
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Other (a)	Wholesale
Sales - external	173	73	84	66	396	226	90	116	86	518
- inter-segment	42	15	49	16	122	69	17	53	16	155

Total sales	215	88	133	82	518	295	107	169	102	673
Cost of product sold	156	87	122	69	434	165	65	138	87	455

Gross profit	59	1	11	13	84	130	42	31	15	218
Expenses
Selling	3	1	—	3	7	4	1	1	3	9
General and administrative	2	2	—	3	7	5	2	1	3	11
(Earnings) loss from associates and joint ventures	—	—	—	(5)	(5)	—	—	—	9	9
Other expenses (income)	8	4	4	(2)	14	6	7	3	(1)	15

Earnings (loss) before income taxes	46	(6)	7	14	61	115	32	26	1	174
Depreciation and amortization	16	22	17	2	57	16	16	13	2	47

EBITDA	62	16	24	16	118	131	48	39	3	221

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Nine months ended September 30,
	2016					2015
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Other (a)	Wholesale
Sales - external	642	206	274	356	1,478	859	227	344	548	1,978
- inter-segment	217	108	149	97	571	304	113	198	121	736

Total sales	859	314	423	453	2,049	1,163	340	542	669	2,714
Cost of product sold	557	283	387	384	1,611	620	223	437	573	1,853

Gross profit	302	31	36	69	438	543	117	105	96	861
Expenses
Selling	10	5	2	6	23	12	4	3	10	29
General and administrative	9	5	2	7	23	10	5	4	8	27
(Earnings) loss from associates and joint ventures	—	—	—	(27)	(27)	—	—	—	12	12
Other expenses (income)	30	24	7	(2)	59	12	18	16	(39)	7

Earnings (loss) before income taxes	253	(3)	25	85	360	509	90	82	105	786
Depreciation and amortization	52	73	40	10	175	54	43	37	12	146

EBITDA	305	70	65	95	535	563	133	119	117	932

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended September 30,						Nine months ended September 30,
	2016			2015			2016			2015
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit
Retail
Crop nutrients	502	384	118	582	469	113	3,531	2,846	685	4,101	3,408	693
Crop protection products	983	757	226	1,040	806	234	4,064	3,246	818	4,002	3,203	799
Seed	59	37	22	60	34	26	1,361	1,107	254	1,350	1,120	230
Merchandise	175	146	29	166	141	25	454	378	76	482	410	72
Services and other (a)	138	51	87	163	67	96	528	198	330	499	164	335

	1,857	1,375	482	2,011	1,517	494	9,938	7,775	2,163	10,434	8,305	2,129

Wholesale
Nitrogen	215	156	59	295	165	130	859	557	302	1,163	620	543
Potash	88	87	1	107	65	42	314	283	31	340	223	117
Phosphate	133	122	11	169	138	31	423	387	36	542	437	105
Product purchased for resale	29	29	—	49	47	2	178	174	4	345	335	10
Ammonium sulfate, ESN and other	53	40	13	53	40	13	275	210	65	324	238	86

	518	434	84	673	455	218	2,049	1,611	438	2,714	1,853	861

Other inter-segment eliminations	(130)	(132)	2	(160)	(144)	(16)	(602)	(648)	46	(760)	(758)	(2)

Total	2,245	1,677	568	2,524	1,828	696	11,385	8,738	2,647	12,388	9,400	2,988

Wholesale share of joint ventures
Nitrogen	66	53	13	57	58	(1)	131	111	20	123	119	4
Product purchased for resale	—	—	—	—	—	—	—	—	—	38	37	1

	66	53	13	57	58	(1)	131	111	20	161	156	5

Total Wholesale including proportionate share in joint ventures	584	487	97	730	513	217	2,180	1,722	458	2,875	2,009	866

(a)	Includes financial services products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended September 30,
	2016				2015
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	757	458	332	126	777	557	429	128
International	406	384	327	57	342	437	395	42

Total crop nutrients	1,163	432	331	101	1,119	520	418	102

Wholesale
Nitrogen
North America
Ammonia	207	378			219	476
Urea	359	269			378	380
Other	173	234			163	289

Total nitrogen	739	291	212	79	760	388	217	171

Potash
North America	198	223			147	341
International	298	148			237	241

Total potash	496	178	175	3	384	279	171	108

Phosphate	278	478	439	39	269	629	514	115
Product purchased for resale	107	274	268	6	111	444	424	20
Ammonium sulfate	71	242	120	122	62	296	134	162
ESN and other	101				81

Total Wholesale	1,792	289	242	47	1,667	404	273	131

Wholesale share of joint ventures
Nitrogen	231	286	231	55	142	401	413	(12)
Product purchased for resale	—	—	—	—	—	—	—	—

	231	286	231	55	142	401	413	(12)

Total Wholesale including proportionate share in joint ventures	2,023	289	241	48	1,809	404	284	120

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Nine months ended September 30,
	2016				2015
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	6,410	459	360	99	6,356	542	441	101
International	1,561	378	345	33	1,516	432	399	33

Total crop nutrients	7,971	443	357	86	7,872	521	433	88

Wholesale
Nitrogen
North America
Ammonia	831	414			835	544
Urea	1,181	302			1,197	407
Other	636	250			712	310

Total nitrogen	2,648	325	211	114	2,744	424	226	198

Potash
North America	901	218			630	369
International	748	157			448	240

Total potash	1,649	191	172	19	1,078	316	208	108

Phosphate	803	527	482	45	841	645	520	125
Product purchased for resale	596	299	292	7	941	366	356	10
Ammonium sulfate	242	279	119	160	240	345	146	199
ESN and other	516				501

Total Wholesale	6,454	318	250	68	6,345	428	292	136

Wholesale share of joint ventures
Nitrogen	447	293	249	44	308	400	388	12
Product purchased for resale	—	—	—	—	117	321	309	12

	447	293	249	44	425	378	366	12

Total Wholesale including proportionate share in joint ventures	6,901	316	250	66	6,770	425	297	128

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Risk Management

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	September 30,			December 31,
	2016			2015
		Average	Fair value		Average	Fair value
		contract	of assets		contract	of assets
	Notional	price (a)	(liabilities)	Notional	price (a)	(liabilities)
Designated as hedges
AECO swaps	54	2.96	(44)	74	2.78	(56)

			(44)			(56)

(a)	U.S. dollars per MMBtu.

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2016	2017	2018
Designated as hedges	(5)	(20)	(19)

Impact of change in fair value of natural gas derivative financial instruments	September 30,	December 31,
	2016	2015
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.25	0.28

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2016	2017	2018	2019
Maximum allowable (% of forecast gas requirements)	75	75	75	25	(a)
Forecast average monthly natural gas consumption (millions of MMBtu)	9	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	29	24	20	—

(a)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

For our natural gas derivatives designated in hedging relationships, the underlying risk of the derivative contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas derivative contracts designated as hedges to other comprehensive income.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	September 30,				December 31,
	2016				2015
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
Sell/Buy	Notional	Maturities	price (a)	(liabilities)	Notional	Maturities	price (a)	(liabilities)
Forwards
USD/CAD	47	2016	1.32	—	190	2016	1.38	(1)
CAD/USD	2,062	2016	1.31	(1)	1,805	2016	1.35	45
USD/AUD	52	2016 – 2017	1.40	4	73	2016	1.42	2
AUD/USD	74	2016 – 2017	1.38	(4)	143	2016	1.43	(3)
Options
USD/CAD – buy USD puts	28	2016	1.30	1	—	—	—	—
USD/CAD – sell USD calls	48	2016	1.40	—	—	—	—	—
USD/AUD – buy USD puts	—	—	—	—	59	2016	1.38	(1)

				—				42

(a)	Foreign currency per U.S. dollar.

	September 30,			December 31,
	2016			2015
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	—	311	311	—	515	515
Accounts receivable – derivatives	—	13	13	—	48	48
Other current financial assets – marketable securities	25	104	129	20	122	142
Accounts payable – derivatives	—	32	32	—	29	29
Other financial liabilities – derivatives	—	25	25	—	33	33
Financial instruments measured at amortized cost
Current portion of long-term debt
Debentures	—	102	100	—	—	—
Fixed and floating rate debt	—	10	10	—	8	8
Long-term debt
Debentures	—	4,893	4,371	—	4,464	4,469
Fixed and floating rate debt	—	29	29	—	44	44

There have been no transfers between Level 1 and Level 2 fair value measurements in the nine months ended September 30, 2016 or September 30, 2015. We do not measure any of our financial instruments using Level 3 inputs.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

4.	Expenses

Other expenses	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Loss on foreign exchange and related derivatives	2	13	10	13
Interest income	(20)	(19)	(49)	(52)
Gain on sale of assets	—	—	—	(38)
Environmental remediation and asset retirement obligations	4	6	9	15
Bad debt expense (recovery)	3	(4)	32	28
Potash profit and capital tax	2	3	10	13
Merger and related costs	17	6	17	17
Litigation settlements and related fees	18	3	18	4
Other	21	—	62	1

	47	8	109	1

5.	Debt

			September 30,	December 31,
			2016	2015
	Maturity	Rate (%) (a)
Short-term debt
Commercial paper	2016	0.94	1,609	632
Credit facilities		7.02	131	203

			1,740	835

(a)	Weighted average rates at September 30, 2016.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

6.	Business Acquisitions

In September 2016, our Retail business unit acquired 16 farm centers located in the provinces of Alberta and Saskatchewan from Andrukow Group Solutions Inc. and 18 farm centers located across the northern U.S. Corn-Belt region from Cargill AgHorizons (U.S.) for preliminary purchase consideration of $165-million, subject to working capital adjustments. Benefits of the acquisitions include expansion of geographical coverage for the sale of crop inputs in Canada and the U.S., acquisition of existing customer base and workforce, the value of synergies between Agrium and the acquired businesses and cost savings opportunities.

We have engaged an independent valuation firm to assist in determining the fair value of assets acquired, liabilities assumed, including contingent liabilities and provisions, and related deferred income tax impacts. The valuations are in progress and are not complete due to the timing of the transactions’ closing dates.

Proposed Merger with Potash Corporation of Saskatchewan Inc. (“PotashCorp”)

Agrium and PotashCorp entered into an agreement dated September 11, 2016 (the “Agreement”), under which the companies will combine in a merger of equals into a newly incorporated parent entity (“New Parent”) to be formed to manage and hold the combined businesses of both Agrium and PotashCorp. The Agreement will be implemented by a proposed plan of arrangement (the “Arrangement”). Under the Arrangement, Agrium shareholders will receive 2.23 New Parent shares for each Agrium share held and PotashCorp shareholders will receive 0.40 of a New Parent share for each PotashCorp share held. Following the completion of the Agreement, Agrium and PotashCorp will become wholly-owned subsidiaries of New Parent and New Parent will continue the operations of Agrium and PotashCorp on a combined basis. Each of the share-based payment awards for each of Agrium and PotashCorp, whether vested or unvested, that are outstanding immediately prior to the completion of the Arrangement will convert into a New Parent award.

The Arrangement is anticipated to be completed in mid-2017, subject to customary closing conditions including receipt of regulatory and court approvals and approval by Agrium securityholders and PotashCorp shareholders. Each of Agrium and PotashCorp have scheduled a special meeting of their securityholders and shareholders on November 3, 2016 to consider, among other things, a resolution to approve the Arrangement.

The estimated costs to be incurred by Agrium and PotashCorp with respect to the Arrangement and related matters are expected to aggregate approximately $140-million.

The Agreement contains provisions that restrict Agrium’s and PotashCorp’s ability to pursue alternatives to the Arrangement and, in specified circumstances, Agrium or PotashCorp could be required to pay the other party a non-completion fee of $485-million plus $50-million as reimbursement for related expenses.

Additional information and the full text of the Agreement and the Arrangement are included in Agrium and PotashCorp’s joint proxy circular filed on SEDAR on October 6, 2016.